INVEST IN **RUTH HEALTH**

Equitable tech-enabled healthcare for Moms nationwide



ruthhealth.com Los Angeles California

LEAD INVESTOR



Jon Dishotsky | Giant Ventures

From the moment we met the incredible founding team at Ruth, we could fell their passion and purpose. Alison and Audrey are second time founders who exited their last businesses and know the road to success. This is not their first rodeo and they're still hungry to make a big impact. There is a massive gap in post-partum care, particularly in the US, which we believe Ruth can fill. The recent launch of Ruth's "Ask a Doula" is another example of their speed of execution and the adoption is staggering. The feedback from patients has been incredible so far and they're only just getting started. Giant Ventures backs purpose-driven founders solving the world's biggest challenges. We champion technology founders creating a more sustainable, equitable and resilient planet and Ruth certainly fits the bill. We're excited to have people participate on the journey alongside us!

Invested $1,275,000 this round

Highlights

1. $3.1M in funding from top investors Giant Ventures, YC, Techstars, UnitedHealthcare, Crista Galli
2. 9 out of 10 patients would recommend—94 NPS score (Apple's: 51, Airbnb's: 74)
3. Fast-growing traction: revenue up 60% in Sept 2022, nearly 200 patients to date
4. Major B2B contract secured with a subsidiary of the largest insurance company in U.S.—go live: 2023
5. 70% patient retention rate (industry standard=52%)
6. Ask A Doula membership expands access to doulas via text, promoting health equity
7. Repeat founders with one exit in 2019 to Reliance Jio (India's largest telecom)
8. TikTok community with 1M+ views, 10% engagement + converting

Our Team



Alison Greenberg Co-Founder + CEO

3x Founder | YCombinator alumna | Yale B.A. | Worked for Genentech, Pfizer, CVS Health

Maternal health in America is our life's work. From unmet needs due to shrinking standards of OB care to minimal prevention, women are underserved. Ours is the highest maternal mortality / morbidity rate of any nation in the developed world. Even well-off, insured women don't get the care they deserve. Our mission is to improve care for every body.



Audrey Wu Co-Founder + COO

3x Founder | YC alumna | UCLA B.A. | 2019 exit to Reliance Jio | Former Co-Founder + CEO at Convrg (acquired 2019)



Dr. Vivian Greenberg Chief Medical Officer

40-year OBGYN | Built + Sold private practice in Philly area | MD MPH | Alison's mother!



Amit Gupta CTO

2x Founder + 2x exits | 2019 exit to Reliance Jio | Forbes Technology Council Member



Stacie Velehradsky VP of Product

Techstars alumna | Strategic product leader with 12+ years of experience | Previously led product at Aavia and DaVita Kidney Care



Kimberly McFerron Head of Birthwork

Certified Doula | Certified Corrective Exercise Specialist + Perinatal Fitness Expert |

Why Ruth Health?



RUTH HEALTH
Centralized Care Hub
For pregnancy + postpartum
October 2022

We're on a mission:
To make quality, joyful maternal healthcare accessible for every body. 🧡

Expecting parents today need our help ➡️



The current journey from pregnancy to postpartum is a complex patchwork
Pelvic Floor Therapy
Pelvic Floor Therapy
C-section Recovery Therapy
Pelvic Floor Therapy
Nutritionist
Social Worker
Lactation Support
Prenatal OBGYN Visit
BIRTH
Postpartum OBGYN Visit
Doula
Doula
Doula
Childbirth Educator
Childbirth Educator
Occupational Therapy
Pregnancy Fitness Educator
Sleep Counselor
Psychologist
Ruth Health
2

...with multiple disparate providers, long waitlists and little support
"I gave birth and then only got to see my doctor once after 6 weeks. Before and after, I was alone—no resources, no support."
Krystal, Ruth Health patient
What mothers are dealing with:
10-15 prenatal doctor visits, but JUST ONE postpartum
Multiple disparate providers beyond OBGYN (pelvic floor PT, doula, lactation consultant, etc.)
Up to 6-month waitlists, unmet needs
Ruth Health
3

The traditional pregnancy-to-postpartum care model alone isn't enough to support a healthy pregnancy and postpartum recovery. Navigating supplemental services is a nightmare — logistically, financially.

Prior to finding us, patients have reported waitlists at 2 weeks to see a Lactation Consultant, 6 months to see a Pelvic Floor Therapist, and 4 months to talk to a doula. Patients in **rural America** may have to travel up to 2 hours to see a provider. 😓

We knew there had to be a better way. So we built it with telehealth.

Our **centralized perinatal care hub:** one-stop-shop for maternal care needs

"I got quick, expert help with my incontinence. It took away the pain and fear."

Haylie, Ruth Health patient

How we can help:

- Collaborative 1:1 care + subscription services
- Evidence-based resources
- Multiple, vetted providers on one proprietary patient portal + platform
- Half the cost of in-person care
- Flexible mix-and-match packages

Ruth Health   4

Care Hub platform
How it works

1. Select a service:
   Pelvic Training + Recovery
   C-Section Recovery
   Lactation Support
2. Self-schedule
3. Pay
4. Simple onboarding



Ruth Health   5

 **We even put a doula in your pocket,** so anyone anywhere in America—from 9-months pregnant moms in rural Georgia to brand new dads in San Francisco—can get answers from a Certified Doula who cares.

We've even supported **LIVE BIRTHS!** See a few of those sweet babies below:



I wanna understand more bout Ruth project so I can refer other ladies to u. U were a lifesaver

Oo okay thanks! U ok with my sharing that website link for Ruth org for other moms? I would love to highloght your services. U have been a blessing

Aug 26, 2022 3:02 PM • (213)

Thank you so much for checking in on me during this time, I truly appreciate it so much 😊

1:42 PM



This product took off in just two months! 🚀

Our Newest Product
Ask A Doula

Live since 8/22 - already 54% of patients

- $3.99/month subscription to text Doulas on demand
- Supported 60+ patients and during 6 LIVE births
- MRR + lead gen—discounts to existing 1:1 sessions
- Builds on demand via 1 million+ views + almost 10k followers from Doula series on TikTok

Patient feedback: NPS score of 94!

Love the texting experience, she **responds fast** and is **extremely helpful!**
-Makya

I'd recommend this to all moms.
- Alicia



Doulas can help with

Perinatal advice

Prep for birth

Postpartum support

Product recos

Practice w birthing positions

Patient Feedback: "everything every woman deserves"
I found Ruth Health on TikTok, and I'm glad I did. My doula helped me create a birth plan and has been very comforting!
- Julia P.
At Ruth Health, I felt heard, seen, and validated.
- Susana C
Ruth Heath is easy, at home, helpful – everything every woman deserves after literally growing a dang miracle.
- Kelsey L.
After just two sessions with my pelvic floor therapist, I'm well on my way to feeling better.
- Marissa V.
Ruth Health

But we don't just sell to satisfied patients... we're also going after B2B clients from small businesses to huge national employers. Every employee deserves better maternal care coverage from their job. 🤱

Go-to-Market Strategy
3 core channels for customer acquisition
1. Direct to consumer, paid media
Adwords
TikTok
Meta
2. Via OB/GYNs: 200+ physician referral partners
Pharma sales rep model
ACOG
(American College of Obstetrics + Gynecology—largest women's health conference in the US)
3. B2B
Employee benefits
Payers + partners (UHG subsidiary: 20k users/month)
Ruth Health
9







🚨With over 3 million births per year, our opportunity is huge. Even just taking care of those with private insurance or Medicaid, there are **2.1 MILLION moms and parents who need our help.** 🚨

TAM
The market opportunity
3.6M
US births per year
(per 2021 + growing via rising birth rate)
2.1M
Are insured
$4,500*
Average out-of-pocket healthcare spend per insured pregnancy
$9.2B
US maternal healthcare out-of-pocket market (insured pregnancies only)
$460M
Ruth Health opportunity
(if only 5% captured)
*Source: Moniz et al, Health Affairs 39:1, 2020
Ruth Health
10



Ruth Health is making individualized expert care accessible to more mothers
The competitive landscape
Continuous care
Single verticals
Integrated care
Marketplace
EVERY MOTHER
kindbody
Origin.
Oula
Tia
TINYHOOD
poppy seed
MAVEN
RUTH HEALTH
nest
boober
zaya
robyn
We're one of the only platform across verticals with a collaborative care model and the ability to work both within and beyond payers affordably.
Ruth Health
8



Our growth is accelerating as of fall 2022, with no signs of stopping. 📈



Growth over one year in business
Traction
2022 REVENUE
(MONTHLY)



And there is so much more work to be done from here—with your support!



Why invest? **Because women deserve better.** Because we're a female-founded company built for us, by us.

And because **giants like YCombinator, UnitedHealthcare Accelerator Powered by Techstars, Crista Galli, and our lead investors at Giant Ventures already made their bet on us.**



Raising up to $1,235,000 through Reg CF



And behind all this technology, we are the humans behind the mission.

We won't stop until maternal care serves every body. 🧡



Alison Greenberg Co-founder, CEO	Audrey Wu Co-founder, COO	Dr. Vivian Greenberg MD, MPH, FACOG Chief Medical Officer	Amit Gupta CTO	Stacie Velehradsky VP, Product	Kimberly McFerron Head of Birthwork
3x founder **YCombinator** alumna	**3x** founder **YCombinator** alumna **2019 exit** to Reliance Jio	40-year **OBGYN** **Built and sold** private practice	**2019 exit** to Reliance Jio (Audrey's ex-cofounder) **2x founder/2x exits**	Experienced Product thought leader **Techstars** alumna	Certified **Doula** Certified Corrective Exercise Specialist + **Perinatal Fitness Expert**
Yale, Genentech, OmnicomGroup, CVSHealth	UCLA, Deloitte., convrg, Reliance Jio	Abington Jefferson Health.	AIG, Forbes Business Council, convrg, Reliance Jio	DaVita Kidney Care, AAVIA	EQUINOX



RUTH HEALTH

Thank You!

–Alison + Audrey

alison@ruthhealth.com

RuthHealth.com